                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 33-62415

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PRICING SUPPLEMENT NO. 6 DATED MAY 21, 1998
(to Prospectus Supplement Dated January 23, 1997)

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                                FMC CORPORATION

                          Medium-Term Notes, Series A
                 Due More than Nine Months from Date of Issue

Notes represented by (mark applicable description)

            X  Global Note     Definitive Notes
           ---             ---

          [If Notes are Floating Rate Notes, insert:]

          Principal Amount:         Issue Price:

          Original Issue Date:      Original Maturity Date:

          Index Currency:

          Specified Currency:
               (If other than U.S. Dollars, see attached)
          Option to Receive Payments in Specified Currency: [ ] Yes
                                                            [ ] No

          Authorized Denominations:
               (Applicable only if Specified Currency is other than
                U.S. Dollars)

          Base Rate:

          Interest Accrual Date:

          Interest Reset Period:    Interest Payment Period:

          Interest Reset Dates:
               (If other than as specified in the Prospectus Supplement)

          MORGAN STANLEY & CO.                  J.P. MORGAN & CO.
              INCORPORATED

          Initial Interest Reset Date:

          Interest Payment Dates:
               (If other than as specified in the Prospectus Supplement)

          Initial Interest Rate:    Index Maturity:

          Maximum Interest Rate:    Minimum Interest Rate:

          Spread (+/-):             Spread Multiplier:

          Reporting Service:        Calculation Agent:

          Optional Redemption: [ ] Yes  [ ] No

               Initial Redemption Date:
               The Redemption Price shall initially be   % of the principal
               amount of the Note to be redeemed and shall decline at each
               anniversary of the Initial Redemption Date by   % of the
               principal amount to be redeemed until the Redemption Price is 100% of such principal amount.

          Optional Repayment:  [ ] Yes  [ ] No
               Optional Repayment Dates:
               Optional Repayment Prices:

          Optional Interest Rate Reset:    [ ] Yes  [ ] No
               Optional Reset Dates:

          Optional Extension of Maturity:  [ ] Yes  [ ] No
               Extension Period:
               Number of Extension Periods:
               Final Maturity Date:

          Discount Note:  [ ] Yes  [ ] No
               Total Amount of OID:
               Original Yield to Maturity:
               Initial Accrual Period OID:


          [If Notes are Fixed Rate Notes, insert:]

     Principal Amount: $100,000,000    Issue Price: 99.446%*

     Original Issue Date: 5/27/98  Original Maturity Date: 5/15/08

     Specified Currency:  U.S. Dollars
          (If other than U.S. Dollars, see attached)
     Option to Receive Payments in Specified Currency:  [ ] Yes
                                                        [X] No

     *Plus accrued interest, if any, from the date of issuance.

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          Authorized Denominations: $1,000

          Interest Accrual Date:    May 27, 1998

          Interest Payment Dates:   May 15 and November 15, commencing
                                    November 15, 1998

          Interest Rate:            7.00%

          Optional Redemption:  [ ] Yes  [X] No
               Initial Redemption Date:
               The Redemption Price shall initially be    % of the principal
               amount of the Note to be redeemed and shall decline at each
               anniversary of the Initial Redemption Date by   % of the
               principal amount to be redeemed until the Redemption Price is 100% of such principal amount.

          Optional Repayment: [ ] Yes  [X] No
               Optional Repayment Dates:
               Optional Repayment Prices:

          Optional Interest Rate Reset:    [ ] Yes  [X] No
               Optional Reset Dates:

          Optional Extension of Maturity:  [ ] Yes  [X] No
               Extension Period:
               Number of Extension Periods:
               Final Maturity Date:

          Original Issue Discount Note:  [ ] Yes  [X] No
               Total Amount of OID:
               Original Yield to Maturity:
               Initial Accrual Period OID:

THE FOLLOWING DISCUSSION AMENDS AND RESTATES THE DISCUSSION IN THE PROSPECTUS SUPPLEMENT UNDER THE CAPTION "UNITED STATES FEDERAL TAXATION" IN ITS ENTIRETY.

                    CERTAIN UNITED STATES TAX CONSIDERATIONS

     The following is a discussion of certain U.S. tax considerations based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations (the "Regulations"), published and private rulings, other Internal Revenue Service pronouncements and judicial decisions, all as currently in effect. This discussion deals only with Notes held as capital assets by U.S. Holders (as defined below) that are initial purchasers, and not with special classes of holders such as banks, insurance companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt organizations, persons holding Notes as part of a straddle, hedging or conversion transaction, persons who are not U.S. Holders (as defined below), or persons whose functional currency is not the U.S. dollar. All persons considering the purchase of Notes are advised to consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction, of the purchase, ownership and disposition of Notes.

     As used herein, the term "U.S. Holder" means a beneficial owner that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a "United States trust" (as defined below) or (e) any other person or entity that otherwise is subject to United States federal income taxation on a net income basis in respect of a Note. A "United States trust" means any trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more trustees which are United States persons have the authority to control all substantial decisions of the trust.

Payments of Interest

     Interest on a Note generally will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder's regular method of accounting for tax purposes.

De Minimis Original Issue Discount

     General

     Original issue discount is the excess of the "stated redemption price at maturity" of a Note over its issue price if such excess equals or exceeds a "de minimis amount". In general, if the excess of a Note's stated redemption price at maturity over its issue price is less than the product of 1/4 of 1 percent of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity (the "de minimis amount"), then such excess constitutes "de minimis original issue discount" and the Note is not considered to have original issue discount. The Notes will be issued with de minimis original issue discount.

     Unless the election described below under "Election to Treat All Interest as Original Issue Discount" is made, a United States Holder of a Note must include such de minimis original issue discount in income as stated principal payments on the Note are made. The includible amount with respect to each such payment will equal the product of the total amount of the Note's de minimis original issue discount and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the Note.

     Election to Treat All Interest as Original Issue Discount

     A U.S. Holder may elect to include in gross income in respect of a Note all stated interest and de minimis original issue discount, (as well as any market discount, de minimis market discount and unstated interest, as adjusted by an amortizable bond premium or acquisition premium), as such amounts accrue over the life of the Note under a formula based upon the compounding of interest at a rate that provides for a constant yield to maturity (the "Constant Yield Method").

     In applying the Constant Yield Method to a Note with respect to which this election has been made, the issue price of the Note will equal its cost to the electing U.S. Holder, the issue date of the Note will be the date of its acquisition by the electing U.S. Holder, and no payments on the Note will be treated as payments of qualified stated interest. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the Internal Revenue Service.

     Integration of Notes with Other Financial Instruments

     Any U.S. Holder of Notes that also acquires or has acquired any financial instruments which, in combination with such Notes, would permit the calculation of a single yield to maturity or could generally constitute a "variable-rate" debt instrument that pays a qualifying floating rate or rates of an equivalent term, may in certain circumstances treat such Notes and such financial instruments as an integrated debt instrument for purposes of the Code, with a single determination of issue price and the character and timing of income, deductions, gains, and losses. Moreover, the Internal Revenue Service may require in certain circumstances that a U.S. Holder integrate any Notes with other financial instruments held or acquired by such holder or related party.

Basis and Sales, Exchanges or Retirements

     A U.S. Holder's tax basis in a Note will generally equal the cost of such Note to the U.S. Holder plus the total amount of market discount included in such U.S. Holder's income plus the amount of income attributable to de minimis original issue discount and de minimis market discount included in the U.S. Holder's income with respect to the Note, less (a) any payments received by such U.S. Holder that are not qualified stated interest and (b) the amount of any amortizable bond premium applied to reduce interest on the Note.

     Upon the sale, exchange or payment of a Note, the U.S. Holder of a Note will generally realize and recognize gain or loss equal to the difference between the amount realized and the U.S. Holder's tax basis in such Note. Capital gain of a noncorporate U.S. Holder is generally subject to a maximum tax rate of 28% in respect of property held for more than one year and to a maximum rate of 20% in respect of property held in excess of 18 months. All other capital gains are generally taxed at the marginal rate applicable to the taxpayer's ordinary income.

Backup Withholding/Information Reporting

     Certain backup withholding and information reporting requirements may apply to payments on a Note to registered U.S. Holders who are not otherwise exempt from such requirements pursuant to the Code. In general, information reporting requirements will apply to payments of principal, any premium and interest on a Note and the proceeds of the sale of a Note before maturity, with respect to noncorporate U.S. Holders, and backup withholding at a rate of 31% will apply to such payments if the U.S. Holder fails to provide an accurate taxpayer identification number or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its federal income tax returns. Any amounts withheld from a payment to a U.S. Holder under backup withholding rules would be allowed as a refund or a credit against such U.S. Holder's U.S. federal income tax provided the required information is furnished to the Internal Revenue Service.

Subsequent Purchasers

     The foregoing does not discuss special rules which may affect the treatment of U.S. Holders that acquire Notes other than through the purchase of Notes at the time of original issuance at the issue price, including those provisions of the Code relating to the treatment of "market discount" and "acquisition premium". For example, the market discount provisions of the Code may require a subsequent purchaser of a Note at a market discount to treat all or a portion of any gain recognized upon sale or other disposition of the Note as ordinary income and to defer a portion of any interest expense that would otherwise be deductible on any indebtedness incurred or maintained to purchaser or carry such Note until the holder disposes of the Note in a taxable transaction. U.S. Holders should consult their tax advisors as to the potential effect of these provisions upon their Notes.